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                              October 3, 2022

       Craig Finster
       Chief Financial Officer
       Versus Systems Inc.
       1558 West Hastings Street
       Vancouver BC V6G 3J4 Canada

                                                        Re: Versus Systems Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed August 23,
2022
                                                            Response Letter
filed September 26, 2022
                                                            File No. 001-39885

       Dear Craig Finster:

               We have reviewed your September 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our September
       23, 2022 oral comment.

       Form 20-F for the Year Ended December 31, 2021

       Item 15. Controls and Procedures
       A. Disclosure Controls and Procedures, page 78

   1. We note your response to our prior comment. With regard to your disclosure controls and procedures, to the
extent that you determined there were control deficiencies that lead to the misstatement,
describe in reasonable detail the control(s) that failed and how you evaluated the severity
of each identified control failure for each period it existed. Include in your analysis a
description of the maximum potential amount or total amount of transactions exposed to
the deficiency and explain how you made that determination.
 Craig Finster
Versus Systems Inc.
October 3, 2022
Page 2

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.



FirstName LastNameCraig Finster                          Sincerely,
Comapany NameVersus Systems Inc.
                                                         Division of
Corporation Finance
October 3, 2022 Page 2                                   Office of Technology
FirstName LastName